Exhibit 99.3

Ascendis Pharma A/S Reports First Quarter 2015 Financial Results

Conference call scheduled for 4:30 PM Eastern time today

Copenhagen, Denmark, May 18, 2015/ PR Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a clinical stage biotechnology company that applies its innovative TransCon technology to address significant unmet medical needs, today announced financial results for the three months ended March 31, 2015.

Ascendis Pharma reported a cash balance of approximately €153.5 million at March 31, 2015. On February 2, 2015, Ascendis Pharma announced the closing of its initial public offering, with net proceeds of approximately $111.5 million (or approximately €98.3 million at such date) after deducting underwriting discounts, commissions and estimated offering expenses.

“2015 promises to be an exciting year for Ascendis,” stated Jan Mikkelsen, President and Chief Executive Officer of Ascendis Pharma. “We plan to report topline data from our Phase 2 pediatric study of TransCon Growth Hormone at the end of July 2015, and expect to share full results later this year at a key medical conference. We continue to believe TransCon Growth Hormone has the potential to become a best-in-class product for growth hormone deficient patients.”

First Quarter 2015 Financial Results

Total revenue for the three months ended March 31, 2015 was €2.1 million, a decrease of €1.9 million, or 48%, compared to total revenue of €4.0 million for the three months ended March 31, 2014. This change was primarily driven by a decrease of €1.7 million in revenue from our collaboration with United Therapeutics Corporation as a result of the collaboration period ending at June 30, 2014. Revenue from our collaboration with Sanofi decreased by €0.2 million whereas revenue from our collaboration with Genentech was in line with the same period in 2014.

Research and development costs were €7.3 million for the three months ended March 31, 2015, an increase of €3.7 million, or 106%, compared to research and development costs of €3.6 million for the three months ended March 31, 2014. The increase is primarily attributable to a €2.6 million increase in external costs related to our TransCon human growth hormone project, which is currently in a Phase 2 pediatric study, and a €0.8 million increase in external costs related to our TransCon Treprostinil project, which we assumed after the termination of our collaboration with United Therapeutics in 2014. Other research and development expenses increased by approximately €0.3 million, partly resulting from additional expense due to an increased number of employees in research and development functions. Research and development costs included non-cash share-based payment of €0.2 million for the three months ended March 31, 2015, and €0.1 million for the three months ended March 31, 2014.

General and administrative expense was €2.4 million for the three months ended March 31, 2015, an increase of €1.5 million, or 154%, compared to general and administrative expense of €0.9 million for the three months ended March 31, 2014. The increase is primarily due to an increase in professional fees of €0.7 million, primarily relating to our initial public offering completed in February 2015, and personnel costs of €0.4 million for additional administrative personnel in support of our IPO and as part of operating as a publicly listed company. Other general and administrative expenses increased by a net amount of €0.4 million. General and administrative expense included non-cash share-based payment of €0.4 million for the three months ended March 31, 2015, and €0.2 million for the three months ended March 31, 2014.

Net finance income was €9.1 million for the three months ended March 31, 2015. The significant increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro. In particular, we generated exchange rate gains on the combined proceeds from our Series D financing in November 2014 and IPO in February 2015. These funds were maintained in U.S. Dollars for a portion of the first three months of 2015, generating the positive exchange rate gains. At the end of March 2015, we converted approximately $90 million to Euros and British Pounds, thereby realizing a significant exchange rate gain, and reducing our exposure to exchange rate fluctuations as these cash positions more closely reflect the currencies in which we expect to incur the majority of our future expenses.

Net profit for the three months ended March 31, 2015 was €1.4 million, or €0.07 per share (basic) and €0.06 per share (diluted), compared to a net loss of €0.5 million, or €0.05 per share (basic and diluted) for the three months ended March 31, 2014. The weighted average number of shares used to calculate basic and diluted net profit per share was 21,382,447 and 24,382,271, respectively, for the three months ended March 31, 2015. The weighted average number of shares used to calculate basic and diluted net loss per share was 10,801,948 for the three months ended March 31, 2014. As of March 31, 2015, there were 23,835,780 ordinary shares outstanding, and 2,999,824 ordinary shares underlying outstanding warrants. As of March 31, 2015, the weighted average exercise price of all outstanding warrants was approximately €5.70.

Conference call and webcast information

Ascendis Pharma will host a conference call and webcast on Monday, May 18, 2015, at 4:30 p.m. EDT to discuss its first quarter 2015 financial results. Telephone numbers for the live conference call are (866) 682-8490 (United States) and +44 (0) 1452 555131 (International). The webcast can be accessed on the Investor Relations page of the Ascendis Pharma website at www.ascendispharma.com, and will be available for replay until the close of business on June 30, 2015.

About Growth Hormone Deficiency

Growth hormone deficiency, or GHD, is a serious orphan disease affecting both children and adults. In children, GHD manifests with short stature, metabolic abnormalities, and poor quality of life. Adult GHD is associated with premature mortality and neuropsychiatric-cognitive, cardiovascular, neuromuscular, metabolic and skeletal abnormalities. The market for daily injections of human growth hormone was approximately $3 billion in 2013. There are currently no long-acting growth hormone treatment options available in the United States or Europe.

The current standard of care for the treatment of GHD requires patients to receive daily injections over many years. The administrative burden of daily injections often results in poor patient compliance and can lead to suboptimal treatment outcomes.

About TransCon Growth Hormone

Ascendis Pharma is developing once-weekly TransCon Growth Hormone, an investigational new drug, to address the burden of daily injections and suboptimal treatment outcomes that can result from poor patient compliance. TransCon Growth Hormone is a prodrug that releases unmodified growth hormone, thus maintaining the same mode of action as currently prescribed daily growth hormone therapies. Clinical studies of TransCon Growth Hormone have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. If approved, TransCon Growth Hormone may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve patient compliance and treatment outcomes. Ascendis Pharma has successfully completed a Phase 2 study of TransCon Growth Hormone in adults with GHD and is currently conducting a Phase 2 pediatric study. Ascendis Pharma expects to report top-line data from its Phase 2 pediatric study at the end of July 2015.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative TransCon technology, which combines the benefits of prodrug and sustained release technologies, to develop a pipeline of best-in-class therapeutics that address significant unmet medical needs. The TransCon technology can be applied to existing drug therapies, including proteins, peptides and small molecules, to create prodrugs that provide for the predictable and sustained release of an unmodified parent drug.

The Ascendis Pharma pipeline includes TransCon Growth Hormone, a proprietary program that has completed a Phase 2 study in adults with growth hormone deficiency, or GHD. Ascendis Pharma is currently conducting a Phase 2 study of TransCon Growth Hormone in children with GHD. Ascendis Pharma is also developing its wholly-owned TransCon Treprostinil for the treatment of pulmonary arterial hypertension, or PAH. In addition to its proprietary programs, Ascendis Pharma has formed collaborations focused on leading products in large markets that are of strategic importance to its collaboration partners. These collaborations are with Sanofi in diabetes and Genentech in the field of ophthalmology.

Forward-looking statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, future financial position, future revenues, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the following: the timing of top-line data from our ongoing Phase 2 pediatric study of TransCon Growth Hormone, as well as the timing of and forum in which we plan to release full results of the Phase 2 pediatric study of TransCon Growth Hormone; our expectations regarding TransCon Growth Hormone’s potential to become a best-in-class product for GHD patients; and our expectations regarding the potential advantages of TransCon Growth Hormone over other marketed and development stage therapies to treat growth hormone deficiency. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen safety or efficacy results in our lead development program TransCon Growth Hormone, TransCon Treprostinil or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon Growth Hormone related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for ongoing and planned clinical studies; and our ability to obtain additional funding, if needed, to support its business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with or submitted to the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Report on Form 6-K which we expect to submit on May 18, 2015. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

(in Euro ‘000s, except share and per share data)

	Three Months Ended March 31,
	2015	2014

Revenue	2,081	3,994
Research and development costs	(7,334)	(3,559)
General and administrative expenses	(2,405)	(945)

Operating profit / (loss)	(7,658)	(510)

Finance income	9,135	48
Finance expenses	(9)	(36)

Profit / (loss) before tax	1,468	(498)

Tax on profit / (loss) for the period	(46)	(4)

Net profit / (loss) for the period	1,422	(502)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(18)	1

Other comprehensive income / (loss) for the period, net of tax	(18)	1

Total comprehensive income / (loss) for the period, net of tax	1,404	(501)

Profit / (loss) for the period attributable to owners of the Company	1,422	(502)
Total comprehensive income / (loss) for the period attributable to owners of the Company	1,404	(501)

Basic earnings per share	0.07	(0.05)

Diluted earnings per share	0.06	(0.05)

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in Euro ‘000s)

	Consolidated
	March 31, 2015	December 31, 2014

Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	1,837	1,874
Deposits	150	140

	5,482	5,509

Current assets
Trade receivables	850	1,292
Other receivables	244	210
Prepayments	371	620
Income taxes receivable	887	873
Cash and cash equivalents	153,450	50,167

	155,802	53,162

Total assets	161,284	58,671

Equity and liabilities
Equity
Share capital	3,201	2,272
Other reserves	4,516	3,979
Retained earnings	141,473	39,559

Total equity	149,190	45,810

Current liabilities
Trade payables and other payables	5,438	4,956
Deferred income	6,656	7,905

	12,094	12,861

Total liabilities	12,094	12,861

Total equity and liabilities	161,284	58,671

Contact:

Investor contact:

Martin Auster, M.D.

Chief Business Officer

(650) 617-3403

ma@ascendispharma.com

Media contact:

Marion Janic

Rooney & Associates

(212) 223-4017

mjanic@rooneyco.com